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______________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              ___________________

                              AMENDMENT NO. 3 TO

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             KAISER VENTURES INC.
                               (Name of Issuer)

                             KAISER VENTURES INC.
                             KAISER VENTURES LLC
                     (Name of Person(s) Filing Statement)


    Common Stock, $.03 par value                     CUSIP: 483100103
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)

                               _________________


          Terry L. Cook, Esq.                Copies of communications sent to:
          Kaiser Ventures Inc.                     Theodore E. Guth, Esq.
 3633 E. Inland Empire Blvd., Suite 850            Guth | Christopher LLP
       Ontario, California  91764           10866 Wilshire Boulevard, Suite 1250
             (909) 483-8500                    Los Angeles, California  90024
                                                       (310) 474-8809

          Terry L. Cook, Esq.                Copies of communications sent to:
          Kaiser Ventures LLC                      Theodore E. Guth, Esq.
        c/o Kaiser Ventures Inc.                   Guth | Christopher LLP
 3633 E. Inland Empire Blvd., Suite 850     10866 Wilshire Boulevard, Suite 1250
       Ontario, California  91764              Los Angeles, California  90024
             (909) 483-8500                            (310) 474-8809

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

  This statement is filed in connection with (check the appropriate box):
  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [_] A tender offer.
  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                         Calculation of Filing Fee
--------------------------------------------------------------------------------
        Transaction Valuation/(1)/                Amount of Filing Fee/(1)/

             $87,259,141                                $17,825
--------------------------------------------------------------------------------

(1) The transaction value was based on the purchase of 6,908,879 shares of Common Stocks $.03 par value, of Kaiser Ventures Inc. based upon a market value per share of $12.63, the average of the high and low trading price of the Common Stock for the five trading days ended September 10, 2001. The fee was computed on the basis of the purchase of 6,908,879 shares for an aggregate of $12.90 per share, consisting of $10 in cash and one Class A Membership Unit of Kaiser Ventures LLC, valued at $2.90 as of July 16, 2001 (the date of the initial filing of this Schedule 13E-3) for purposed of Section of the Securities Act of 1933.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.
          Amount Previously Paid:       $17,825
                                       -------------------------
          Form or Registration No.:     Schedule 14A (000-18858)
                                       -------------------------
          Filing Party:                 Kaiser Ventures Inc.
                                       -------------------------
          Date Filed:                   September 13, 2001
                                       -------------------------
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                                 INTRODUCTION
                                 ------------


   This Amendment No. 3 to this Rule 13E-3 Transaction Statement (this "Amendment") is being jointly filed by Kaiser Ventures Inc. ("Kaiser Inc.") and Kaiser Ventures LLC ("Kaiser LLC") solely in order to amend Item 16 (Exhibits) to the Schedule 13E-3 filed by Kaiser Inc. and Kaiser LLC on July 16, 2001, as previously amended (the "Schedule 13E-3," and, together with this Amendment, this "Statement"). The parties are filing this Statement in connection with the proposed conversion of Kaiser Inc. into a Delaware limited liability company through the merger of Kaiser Inc. into Kaiser LLC, with Kaiser LLC as the surviving entity. If the conversion is approved by Kaiser Inc.'s stockholders, $10 in cash and one Class A Membership Unit (a "Class A Unit") in Kaiser LLC will be exchanged for each share of Kaiser Inc. Common Stock. The conversion would be consummated upon the terms and subject to the conditions set forth in the proposed Agreement and Plan of Merger, and the related agreements. A copy of the merger agreement is attached as Annex A of the Definitive Schedule 14A filed by Kaiser Inc. (collectively with all amendments, appendices and exhibits, the "Definitive Schedule 14A") with the SEC as of the date of this Statement pursuant to which the stockholders of Kaiser Inc. will be given notice of and asked to vote with respect to the approval of the merger, as well as certain other matters in connection with Kaiser Inc.'s annual meeting. In connection with the conversion proposal, Kaiser LLC has filed a Registration Statement on Form S-4 (as amended, the "Registration Statement") with the SEC as of the date of this Statement for the purpose of registering the Class A Units under the Securities Act of 1933. All references below to the "Proxy" are references to the jointly filed Definitive Schedule 14A and the Registration Statement.


   The information in the Proxy, which is attached hereto as Exhibit (a)(3), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy.


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Item 16.  Exhibits
          --------

          The Exhibit Index referred to in Item 16 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit
Number    Description
------    -----------
 (a)(1) Schedule 14A filed by Kaiser Ventures Inc. with the SEC on July 11, 2001 attaching as Annex A, B, C and D, respectively, a press release, the script for the July 11, 2001 investor conference call, investor talking points and a website discussion of the proposed transaction (incorporated herein by reference)

 (a)(2) Current Report on Form 8-K filed by Kaiser Ventures Inc. with the SEC on July 13, 2001 attaching as Exhibit 99 a transcript of the investor conference call held on July 11, 2001 and setting forth the discussion with investors during the questions and answers session (incorporated herein by reference)

 (a)(3) Definitive Schedule 14A filed by Kaiser Ventures Inc. with the SEC as of the date of this Schedule 13E-3 (incorporated herein by reference)

 (a)(4) Form of Proxy card, filed with the SEC along with the Proxy (incorporated herein by reference)

 (a)(5) Proposed Agreement and Plan of Merger by and between Kaiser Ventures Industries Inc. and Kaiser Ventures, LLC (incorporated herein by reference from Annex A to the Definitive Schedule 14A filed by Kaiser Ventures Inc. on as of the date of this Schedule 13E-3)

 (a)(6) Certificate of Merger to be filed with the Secretary of State of Delaware (incorporated herein by reference from Annex B to the Definitive Schedule 14A filed by Kaiser Ventures Inc. on the date of this Schedule 13E-3)

 (a)(7) Amended and Restated Operating Agreement of Kaiser Ventures, LLC (incorporated herein by reference from Annex C to the Definitive
          Schedule 14A filed by Kaiser Ventures Inc. on the date of this
          Schedule 13E-3)

 (a)(8) Amendment No. 5 to the Registration Statement on Form S-4, and its related exhibits, filed by Kaiser Ventures LLC with the SEC as of the date of the Schedule 13E-3 (incorporated herein by reference)

 (b)      None

 (c)(1) Opinion of Ernst & Young relating to tax matters (incorporated herein by reference from Exhibit 99.2 to Amendment No. 3 to the Registration Statement on Form S-4 filed by Kaiser Ventures LLC on October 9,
          2001)


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(c)(2)    Consent of Duff and Phelps relating to its independent valuation
          (incorporated herein by reference from Exhibit 23.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Kaiser Ventures LLC on September 13, 2001

(c)(3) Preliminary Opinion and related analysis of Duff & Phelps relating to its independent valuation (incorporated herein by reference from Exhibit 99.3 to Amendment No. 3 to the Registration Statement on Form S-4 filed by Kaiser Ventures LLC on October 9, 2001

(d)       None.

(e)       Not Applicable

(f) Summary of Appraisal Rights (incorporated herein by reference from the Definitive Schedule 14A filed by Kaiser Ventures Inc. as of the date of this Schedule 13E-3 under the heading "THE CONVERSION PROPOSAL-Appraisal Rights" and by reference to Annex C to such Schedule 14A)

(g)       Not Applicable

(h)       See (c)(1)


                                       3
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                                  SIGNATURES

     After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 19, 2001

                                        KAISER VENTURES INC.



                                        By:  /s/ Richard E. Stoddard
                                           ------------------------------
                                             Richard E. Stoddard
                                             Chairman of the Board and President

                                        KAISER VENTURES LLC


                                        By:  /s/ Richard E. Stoddard
                                           ------------------------------
                                             Richard E. Stoddard
                                             Chairman of the Board and President

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